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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               THESTREET.COM, INC.
                               -------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    88368Q103
                                    ---------
                                 (CUSIP Number)

                                 AUGUST 7, 2000
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ] Rule 13d-1(b)

              [x] Rule 13d-1(c)

              [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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-----------------------                                    ---------------------
CUSIP NO. 88368Q103                  13G                       PAGE 2 OF 6 PAGES
-----------------------                                    ---------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Go2Net, Inc.      IRS ID No. 91-1710182
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF
          SHARES                  Approximately 2,667,265 shares
       BENEFICIALLY
         OWNED BY           ----- ----------------------------------------------
           EACH              6    SHARED VOTING POWER
        REPORTING
          PERSON
           WITH                   0
                            ----- ----------------------------------------------
                             7    SOLE DISPOSITIVE POWER


                                  Approximately 2,667,265 shares
                            ----- ----------------------------------------------
                             8    SHARED DISPOSITIVE POWER


                                  0

-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         Approximately 2,667,265 shares

-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.95%
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*


         CO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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INTRODUCTORY NOTE

         On August 7, 2000, TheStreet.com, Inc., a Delaware corporation (the "Registrant"), entered into a Securities Purchase Agreement with Go2Net, Inc. ("Go2Net") and Vulcan Ventures Inc., pursuant to which, among other things, the Registrant sold to Go2Net 670,167 shares of its common stock, par value $.01 per share, at a purchase price of $5.56 per share. In addition, the Registrant granted Go2Net an option, exercisable anytime within six (6) months of the date of closing, to purchase an additional 7.45% of the Registrant's shares of common stock outstanding immediately after the issuance of such stock, at a purchase price of $13.50 per share.

ITEM 1 (a).       NAME OF ISSUER:   TheStreet.com, Inc.

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           14 Wall Street 14th Floor
                           New York, NY 10005

ITEM 2 (a).       NAME OF PERSON FILING:    Go2Net, Inc.

ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           Pier 70
                           2801 Alaskan Way, Suite 2000
                           Seattle, Washington  98121

ITEM 2 (c).       CITIZENSHIP:   Delaware.

ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:   Common Stock, par value $0.01
                                                  per share.

ITEM 2 (e).       CUSIP NUMBER:     88368Q103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (C), CHECK WHETHER THE PERSON FILING IS A: not applicable.

         (a)      / /      Broker or dealer registered under Section 15 of the
Exchange Act;

         (b)      / /      Bank as defined in Section 3(a)(6) of the Exchange
Act;

         (c)      / /      Insurance company as defined in Section 3(a)(19) of
the Exchange Act;

         (d)      / /      Investment company registered under Section 8 of the
Investment Company Act;

         (e)      / /      An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);


                               Page 3 of 6 pages


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         (f)      / /      An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)      / /      A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)      / /      A savings association as defined in Section 3(b) of
the Federal Deposit Insurance Act;

         (i)      / /      A church plan that is excluded from the definition of
an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      / /      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.           OWNERSHIP

         (a)      Amount Beneficially Owned:2,667,225 shares (1)

         (b).     Percent of Class: 9.95%

         (c)      Number of Shares as to which Such Person has:

                  (i)      sole power to vote or to direct the vote                       2,667,265 shares(1)
                  (ii)     shared power to vote or to direct the vote                     0
                  (iii)    sole power to dispose or to direct the disposition of          2,667,265 shares(1)
                  (iv)     shared power to dispose or to direct the disposition of        0
         ----------------

(1) Amount beneficially owned is based upon 670,167 shares of Common Stock of the Issuer owned by Go2Net plus an option to purchase 7.45% of the 26,806,684 shares of Common Stock of the Issuer issued and outstanding as of August 7, 2000. The number of shares for which the option is exercisable will be based upon the issued and outstanding Common Stock of the Issuer at the time of exercise. As such, the amount beneficially owned by Go2Net may differ based upon the date on which Go2Net determines to exercise its option.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.


-----------------------

                               Page 4 of 6 pages


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ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.


ITEM 10.          CERTIFICATION

                  (a) The following certification shall be included if the statement filed pursuant to Section 240.13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         The following certification shall be included if the statement filed pursuant to Section 240.13d-1(c):

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 6 pages


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and that by signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  August 17, 2000.

                                     GO2NET, INC.



                                     By: /s/ Russell C. Horowitz
                                         ------------------------------
                                         Russell C. Horowitz
                                         Go2Net, Inc.'s Chief Executive Officer





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                               Page 6 of 6 pages